UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at February 3, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: February 3, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

CANADIAN GOVERNMENT MOVING FORWARD WITH
PROSPERITY REVIEW PROCESS

February 3, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") welcomes the decision by the Federal Review Panel to move forward with public hearings on the proposed $800 million Prosperity Gold-Copper mine near Williams Lake, BC.

"The decision represents the achievement of another important milestone in the development of Prosperity," said Taseko President and CEO Russell Hallbauer.

Over these past many months the Company has provided the Federal Panel with additional information and clarification on matters of specific interest to them. The Panel has determined this information, along with the many volumes of material already submitted in our Environmental Impact Statement, is sufficient to now move to the public hearing phase of the review process.

Mr. Hallbauer added, "Last month the Provincial Government, which has authority and responsibility for mine development in British Columbia, approved the project and we fully expect the Government of Canada to also approve the project once the review process concludes."

Public hearings, the primary purpose of which is to obtain information from interested parties, are set to begin March 22 in Williams Lake, BC. Once the hearing process concludes, the Panel will have 60 days to write and submit their findings to the Federal Minister of Environment.

For further information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.